Olof Claussen
Direct Dial: +44 207 710 1056
olof.claussen@lw.com

LATHAM&WATKINS

RECEIVED
2007 JUN 13 A 7:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024407

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES

Barcelona	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Shanghai
Madrid	Silicon Valley
Milan	Singapore
Moscow	Tokyo
Munich	Washington, D.C.

File No. 041368-0000

[illegible], 2007

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
United States of America

SUPPL

Re: Amendment of Husqvarna AB's Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
<u>File No. 082-34966</u>

PROCESSED
JUN 18 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "**SEC**") on behalf of our client, Husqvarna AB (the "**Company**"), a company organized under the laws of the Kingdom of Sweden ("**Sweden**"). We refer to the Company's application for exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 submitted to the SEC on April 12, 2006 (the "**Original Application**").

The Company hereby amends the Original Application as follows. Pursuant to Rule 12g3-2(f)(1) and (2), the Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website, www.husqvarna.com, rather than furnish that information to the SEC.

Consistent with Rule 12g3-2(f)(1), the Company confirms that all such information published on its Internet website will comply with the English translation requirements of Rule 12g3-2(e).

Moreover, the Company hereby confirms that Exhibit A to this letter sets forth an updated list of the information that the Company: (1) will make or will be required to make public pursuant to the laws of Sweden; (2) will file or will be required to file with the OMX Nordic Exchange Stockholm (known as the Stockholm Stock Exchange until July 1, 2007) and which will be made public by the OMX Nordic Exchange Stockholm; and (3) will distribute or will be required to distribute to its security holders. Exhibit A to this letter reflects changes that will take effect on July 1, 2007. Until these changes take effect, the Company will continue to comply with the home country disclosure requirements set forth in

dlw 6/14

Exhibit A to the Original Application, as supplemented and updated by that certain letter dated January 5, 2007 (and received by the SEC on January 17, 2007).

If you have any questions in relation to this amendment of the Original Application, please do not hesitate to contact the undersigned at: 011-44-207-710-1056.

Please acknowledge receipt of this letter by stamping the enclosed copy hereof.

Very truly yours,

Olof Clausson
of LATHAM & WATKINS

EXHIBIT A
Disclosure requirements applicable as from July 1, 2007

Type of Information, Report or Event	**Required Date of Release**	**Entity Requiring Publication or Distribution**	**Nature of Disclosure***
Annual report (including Corporate governance report and Report on internal controls)	To be furnished to the OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority at the latest simultaneously with the distribution, if any, of the annual report to the shareholders or when the annual report otherwise is published. Any shareholder is entitled to receive a copy of the annual report if he or she so request as from two weeks prior to the annual general meeting each year.	Swedish law, the OMX Nordic Exchange Stockholm, the Swedish Financial Supervisory Authority and the Swedish Code of Corporate Governance	(i), (ii), (iii) upon request
Interim reports	Immediately after adoption by the Board.	Swedish law, the OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii), (iii) upon request
Forecast (if any)	Immediately after adoption by the Board or at a Shareholders' meeting; an update immediately after the anticipation of any significant change even if a forecast has not been earlier released.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Half-year report	Immediately after adoption by the Board.	Swedish law, the OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Year-end report	Immediately after adoption by the Board.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)

* Information that must be (i) made public, (ii) filed with the OMX Nordic Exchange Stockholm or (iii) distributed to security holders is indicated by (i), (ii) or (iii) respectively.

Type of Information, Report or Event	**Required Date of Release**	**Entity Requiring Publication or Distribution**	**Nature of Disclosure***
Press release after the shareholders' meeting in respect of resolutions on dividends, changes in the board of directors and auditors, and other information that is of significance for the stock market	Immediately after the shareholders' meeting.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Changes in the articles of association	Not later than the same day as notice is given to shareholders of the shareholders' meeting at which the resolution on the change to the articles of association is to be made.	Swedish law and the OMX Nordic Exchange Stockholm	(i), (ii)
Criticism, objection or reservation by the auditors	Immediately, if the objection or reservation relates to circumstances which may be of significance for a valuation of the Company's listed shares.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
A qualified auditors' report, *i.e.* if there is any reservation or if the auditors do not unanimously recommend the adoption of the balance sheet, the profit and loss account, the board of director's proposal for the allocation of the company's profits or losses or the discharge from liability for the board of directors and the managing director	Immediately after the accounts have been handed over to the board of directors.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Any public offer to acquire shares (a) if the Company is the bidder	(a) Immediately following the decision of the board of directors. The stock exchange should be informed in due time prior to a publicly announced offer in order to be able to monitor trading.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
(b) if the Company is the target	(b) Immediately if the Company has been informed that a third party plans to make a public offer to the shareholders of the Company, such plan has not been published and where there are reasonable grounds to assume that the plan will be carried out.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)

Type of Information, Report or Event	Required Date of Release	Entity Requiring Publication or Distribution	Nature of Disclosure*
Any change in major shareholdings by the Company in other listed companies (*i.e.* the minimum threshold is five per cent)	No later than 9.00 am on the banking day immediately following the day of sale or purchase and, under The Swedish Financial Instruments Trading Act, within seven days of sale or purchase. Any changes in the shareholding of the Company have to be made public on the last trading day of each calendar month.	Swedish law and the OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii) and to the issuing company
Any deal or agreement between the Company and persons closely associated with the Company	Immediately.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Resignation or election of a member of the board of directors, deputy board member, auditor, CEO, managing director or chairman of the board	Immediately.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Decision on listing or delisting made by another stock exchange or delisting decided by the OMX Nordic Exchange Stockholm	Immediately.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Where the Company's activities are changed to such a significant degree that the company may objectively be deemed to constitute a new undertaking	Within a reasonable period of time present information; (a document corresponding to a prospectus must be filed).	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
If the Company's shares are listed at the OMX Nordic Exchange Stockholm and another foreign stock exchange	All notices must be communicated to both stock exchanges simultaneously.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)

Type of Information, Report or Event	Required Date of Release	Entity Requiring Publication or Distribution	Nature of Disclosure*
Information that is likely to materially affect the impression of the company's situation created by previously published information or otherwise affect the valuation of the Company's listed shares provided to or received from another marketplace, court or authority and the information becomes public at such marketplace, court or authority	Immediately.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
All decisions or events that could significantly affect the Company's share/market price or significantly affect the overall price or significantly affect the overall picture of the Company and its subsidiaries taken as a whole in comparison with the account of the Company given in the most recent financial information made public	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority must be informed immediately, and the information must be published as soon as possible.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Notices to shareholders' meetings (both general and extraordinary)	In connection with the issue of the notice to the shareholders' meeting.	Swedish law and the OMX Nordic Exchange Stockholm	(i), (ii), (iii) if also sent by post
Where the board of directors or the shareholders' meeting has adopted a resolution in respect of the issuance of traded securities or where the board of directors decides to propose such a resolution to the shareholders' meeting, the company shall publish the resolution, the reasons for the issue, the principal terms and conditions for the issue and the party/parties to whom the issue is directed	Immediately.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)

Type of Information, Report or Event	Required Date of Release	Entity Requiring Publication or Distribution	Nature of Disclosure*
Document containing or referring to all information that the Company in pursuance of the listing has made public during the last twelve months	Annually not later than 20 working days after the publication of the annual report.	Swedish law and the Swedish Financial Supervisory Authority	(i)
The Company's resolution at a general shareholders' meeting (or a decision by the board of directors to utilize any authorizations) to purchase or sell the Company's own shares	Immediately.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
All acquisitions and transfers involving the Company's own shares that have occurred	As soon as possible, and not later than 30 minutes before the exchange opens on the trading day immediately following the purchase or sale.	The OMX Nordic Exchange Stockholm and the Swedish Financial Supervisory Authority	(i), (ii)
Time and location of shareholders' meeting	As soon as the board of directors has decided to hold an extraordinary shareholders' meeting but not later than the time of the third quarter report regarding an annual general meeting.	The Swedish Code of Corporate Governance	(i)
The names of the members of the Company's nomination committee. If a member represents a particular owner, that owner's name is to be stated. The replacement of a member and the corresponding information about the new member is to be provided.	At least six months before the annual general meeting.	The Swedish Code of Corporate Governance	(i)

END